UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM N-54C

NOTIFICATION OF WITHDRAWAL OF ELECTION TO BE SUBJECT TO

SECTIONS 55 THROUGH 65 OF THE INVESTMENT COMPANY ACT OF 1940

FILED PURSUANT TO SECTION 54(c) OF THE INVESTMENT COMPANY ACT OF 1940

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The undersigned business development company hereby notifies the  Securities  and Exchange Commission that  it  withdraws  its election  to  be  subject  to  sections  55  through  65  of  the

Investment  Company  Act  of 1940 (the "Act"),  pursuant  to  the provisions  of  section 54(c) of the Act, and in connection  with such  notice  of  withdrawal of election  submits  the  following information:

AMERICAN ENTERPRISE DEVELOPMENT CORPORATION

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(Name of Company)

1240 Blalock Road, Suite 150

Houston, Texas 77055

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Address of Principal Business Office

(Number and Street, City, State and Zip Code)

(713) 266-3700

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Telephone Number (including area code)

000-50526

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File Number under the Securities Exchange Act of 1934

244899.01

Basis for Filing the Notification of Withdrawal

American Enterprise Development Corporation (the “Company”) has changed the nature of its business so as to cease to be a business development company, and this change was authorized  by  the vote of a majority of its outstanding voting securities on November 20, 2006.  At the special meeting held on November 20, 2006, 43,981,440 shares of the Company’s common stock voted for the change in the nature of the Company’s business and withdrawal of election to be a business development company, and 0 shares voted against the proposal.  The Company has changed the nature of its business focus from investing, owning, holding, or trading in investment securities toward that of acquiring and controlling interests in operating companies and assets.  As a result, the regulatory regime governing business development companies is no longer appropriate, and management believes, will hinder the Company’s future growth.

SIGNATURE

Pursuant  to  the  requirements of the Act, the undersigned company has caused this notification of withdrawal of election to be subject to sections 55 through 65 of the Act to be duly signed on  its behalf in the city of Houston, Texas on the 21st  day of November, 2006.

AMERICAN ENTERPRISE DEVELOPMENT CORPORATION

By:  /s/  C.K. Williams

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Name: C.K. Williams

Title: Chief Executive Officer & President

Attest: /s/ William Samuel Davis

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Name:  William Samuel Davis

Title:  Director

244899.01